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Exhibit 99.1

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Roadway Express, Inc. and Subsidiaries
Quarters ended June 21, 2003 and June 15, 2002

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ROADWAY EXPRESS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                 June 21, 2003   December 31, 2002
                                                                 ---------------------------------
                                                                         (in thousands)
Assets
Current assets:
  Cash and cash equivalents                                      $      46,653     $      82,016
  Accounts receivable, including retained
     interest in securitized receivables, net                          197,908           212,834
  Other current assets                                                  42,208            31,662
                                                                 -------------------------------
Total current assets                                                   286,769           326,512

Carrier operating property, at cost                                  1,409,975         1,414,794
Less allowance for depreciation                                      1,000,723           996,224
                                                                 -------------------------------
Net carrier operating property                                         409,252           418,570

Goodwill, net                                                           17,087            14,816
Other assets                                                            48,709            43,666
                                                                 -------------------------------
Total assets                                                     $     761,817     $     803,564
                                                                 ===============================

Liabilities and parent company investment
Current liabilities:
  Accounts payable                                               $     183,583     $     190,457
  Salaries and wages                                                   115,885           141,242
  Other current liabilities                                             47,072            45,606
                                                                 -------------------------------
Total current liabilities                                              346,540           377,305

Long-term liabilities:
  Casualty claims and other                                             53,115            55,953
  Accrued pension and retiree medical                                  145,803           133,072
                                                                 -------------------------------
Total long-term liabilities                                            198,918           189,025

Parent company investment                                              216,359           237,234
                                                                 -------------------------------
Total liabilities and parent company investment                  $     761,817     $     803,564
                                                                 ===============================

Note: The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See notes to condensed consolidated financial statements.

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ROADWAY EXPRESS, INC. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CONSOLIDATED INCOME (UNAUDITED)

                                                    Twelve Weeks Ended
                                                     (Second Quarter)

                                               June 21, 2003   June 15, 2002
                                               -----------------------------
                                                      (in thousands)
Revenue                                        $     691,156   $     606,409
Operating expenses:
  Salaries, wages and benefits                       433,102         392,635
  Operating supplies and expenses                    125,734         103,488
  Purchased transportation                            75,276          57,317
  Operating taxes and licenses                        17,182          16,043
  Insurance and claims expense                        13,599          11,964
  Provision for depreciation                          14,471          15,416
  Net loss on disposal of operating property             (21)            303
                                               -----------------------------
Total operating expenses                             679,343         597,166
                                               -----------------------------
Operating income                                      11,813           9,243
Other (expense) income, net                             (627)           (914)
                                               -----------------------------
Income before income taxes                            11,186           8,329
Provision for income taxes                             4,842           2,766
                                               -----------------------------
Net income                                     $       6,344   $       5,563
                                               =============================

                                                  Twenty-Four Weeks Ended
                                                     (Two Quarters)

                                               June 21, 2003   June 15, 2002
                                               -----------------------------
                                                      (in thousands)
Revenue                                        $   1,396,400   $   1,159,967
Operating expenses:
  Salaries, wages and benefits                       872,539         758,970
  Operating supplies and expenses                    251,560         198,987
  Purchased transportation                           149,518         108,443
  Operating taxes and licenses                        35,561          30,231
  Insurance and claims expense                        27,494          22,352
  Provision for depreciation                          29,396          30,685
  Net loss on disposal of operating property             781             649
                                               -----------------------------
Total operating expenses                           1,366,849       1,150,317
                                               -----------------------------
Operating income                                      29,551           9,650
Other (expense), net                                  (1,199)         (1,939)
                                               -----------------------------
Income before income taxes                            28,352           7,711
Provision for income taxes                            11,733           2,823
                                               -----------------------------
Net income                                     $      16,619   $       4,888
                                               =============================

See notes to condensed consolidated financial statements.

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ROADWAY EXPRESS INC. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (UNAUDITED)

                                                          Twenty-four Weeks Ended
                                                              (Two Quarters)

                                                       June 21, 2003   June 15, 2002
                                                       -----------------------------
                                                              (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                             $      16,619   $       4,888
Depreciation                                                  29,396          30,685
Other operating adjustments                                  (19,982)        (10,527)
                                                       -----------------------------
Net cash provided by operating activities                     26,033          25,046

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of carrier operating property                      (21,216)        (20,401)
Sales of carrier operating property                            1,472           1,521
                                                       -----------------------------
Net cash (used) by investing activities                      (19,744)        (18,880)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid                                               (42,000)              -
Treasury stock activity, net                                       -               -
                                                       -----------------------------
Net cash (used) by financing activities                      (42,000)              -

Effect of exchange rate on cash                                  348             (91)
                                                       -----------------------------
Net (decrease) increase in cash and cash equivalents         (35,363)          6,075
Cash and cash equivalents at beginning of period              82,016          46,087
                                                       -----------------------------
Cash and cash equivalents at end of period             $      46,653   $      52,162
                                                       =============================

See notes to condensed consolidated financial statements.

Roadway Express, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1--Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the twelve and twenty-four weeks ending June 21, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto included in the Roadway Corporation Annual Report on Form 10-K for the year ended December 31, 2002.

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Note 2--Accounting Period

Roadway Express, Inc. (the registrant, Roadway, or Company) operates on 13 four-week accounting periods with 12 weeks in each of the first three quarters and 16 weeks in the fourth quarter.

Note 3--Segment information

The Company provides freight services in one business segment, long haul, expedited, and regional LTL freight services in North America, and offers services more than 100 countries worldwide.

Note 4--Comprehensive Income

Comprehensive income differs from net income due to foreign currency translation adjustments as shown below:

                                         Twelve Weeks Ended            Twenty-four Weeks Ended
                                          (Second Quarter)                 (Two Quarters)
                                    June 21, 2003   June 15, 2002   June 21, 2003   June 15, 2002
                                    -------------------------------------------------------------
                                                           (in thousands)
Net income                          $       6,344   $       5,563   $      16,619   $       4,888
Foreign currency translation
     adjustments                            3,089           1,122           5,776             (56)
Derivative fair value adjustments              50               -             126               -
                                    -------------------------------------------------------------
Comprehensive (loss) income         $       9,483   $       6,685   $      22,521   $       4,832
                                    =============================================================

Note 5--Contingent Matter

The Company's former parent is currently under examination by the Internal Revenue Service for tax years 1994 and 1995, years prior to the spin-off of the Company. The IRS has proposed substantial adjustments for these tax years for multi-employer pension plan deductions. The IRS is challenging the timing, not the validity of these deductions. The Company is unable to predict the ultimate outcome of this matter; however, its former parent intends to vigorously contest these proposed adjustments.

Under a tax sharing agreement entered into by the Company and its former parent at the time of the spin-off, the Company is obligated to reimburse the former parent for any additional taxes and interest that relate to the Company's business prior to the spin-off. The amount and timing of such payments is dependent on the ultimate resolution of the former parent's disputes with the IRS and the determination of the nature and extent of the obligations under the tax sharing agreement. On January 16, 2003, the Company made a $14,000,000 payment to its former parent under the tax sharing agreement for taxes and interest related to certain of the proposed adjustments for tax years 1994 and 1995.

We estimate the possible range of the remaining payments that may be due to the former parent to be approximately $0 to $16,000,000 in additional taxes and $0 to $10,000,000 in related interest, net of tax benefit. The Company has established certain reserves with respect to these proposed adjustments. There can be no assurance, however, that the amount or timing of any liability of the Company to the former parent will not have a material adverse effect on the Company's results of operations and financial position.